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                             January 8, 2021

       Michael Kliger
       Chief Executive Officer
       MYT Netherlands Parent B.V.
       Einsteinring 9
       85609 Aschheim/Munich
       Germany

                                                        Re: MYT Netherlands
Parent B.V.
                                                            Registration
Statement on Form F-1
                                                            Filed December 28,
2020
                                                            File No. 333-251765

       Dear Mr. Kliger:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed December 28, 2020

       Prospectus Summary, page 1

   1. Where you plan to provide future preliminary estimated financial results, please ensure you present ranges for
net income (loss) in accordance with Item 10(b)(2) of Regulation
                                                        S-K. Additionally,
please provide an analysis of the measures being presented to facilitate an investor's
understanding of the amounts (e.g. is the measure consistent with prior year or with the trend
disclosure in MD&A).
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segment Reporting, page 88

   2. We note your revised presentation in response to prior comment 5. Please remove note
 Michael Kliger
MYT Netherlands Parent B.V.
January 8, 2021
Page 2
      (1) that related to the previous reconciliation.
General

3. We note your disclosure on pages 140 and 158 that, pursuant to the Articles of
      Association and deposit agreement, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or Exchange Act. Please reconcile these disclosures with the disclosure contained in the second-to-last risk factor on page 56. To the extent that the exclusive forum provisions are intended to apply to Securities Act and Exchange Act claims, please revise your prospectus to discuss the related risks to investors, clarify that the provisions are located in the Articles of Association and deposit agreement (as opposed to arising from Dutch law as indicated on page 56, if true), disclose that there is uncertainty as to whether a court would enforce such provisions, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Kliger
                                                             Division of
Corporation Finance
Comapany NameMYT Netherlands Parent B.V.
                                                             Office of Trade &
Services
January 8, 2021 Page 2
cc:       Roger Bivans
FirstName LastName